SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 3, 2010

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

Enclosures:

Nokia Press release dated April 9th 2010: Nokia acquires Metacarta Inc

Nokia Press release dated April 9 2010: Nokia completes acquisition of Novarra

Nokia Siemens Networks Press release dated April 22nd 2010: China Mobile and China Unicom reinforce ties with Nokia Siemens Networks

PRESS RELEASE

April 9, 2010

Nokia acquires MetaCarta Inc.

Espoo, Finland – Nokia announced today that it has acquired MetaCarta Inc. MetaCarta, based in Cambridge, Massachusetts, is a privately owned company which employs over 30 people and has expertise in geographic intelligence solutions. MetaCarta’s technology will be used in the area of local search in Location and other services.

About Nokia

At Nokia, we are committed to connecting people. We combine advanced technology with personalized services that enable people to stay close to what matters to them. Every day, more than 1.2 billion people connect to one another with a Nokia device – from mobile phones to advanced smartphones and high-performance mobile computers. Today, Nokia is integrating its devices with innovative services through Ovi (www.ovi.com), including music, maps, apps, email and more.  Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, while Nokia Siemens Networks provides equipment, services and solutions for communications networks globally.

About MetaCarta Inc.

MetaCarta Inc. provides powerful technology for finding anything written about any place. MetaCarta unique technology combines geosearch and geotagging capabilities allowing users to find content about a location in internal and external data stores. MetaCarta’s products make data and unstructured content “location-aware” and geographically relevant for easier organization and quicker action.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our

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ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex

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technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure; 20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from

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electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.services@nokia.com

www.nokia.com

MetaCarta

Ali Smith

SpeakerBox Communications

Tel. +1 703 2877812

Email: asmith@speakerboxpr.com

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PRESS RELEASE

April 9, 2010

Nokia completes acquisition of Novarra

Espoo, Finland - Nokia today announced that it has completed the acquisition of Novarra, Inc., initially announced on March 26, 2010.

Novarra’s mobile browser and services platform will be used by Nokia to deliver enhanced Internet experiences on Nokia Series 40 mobile phones.

About Nokia
At Nokia, we are committed to connecting people. We combine advanced technology with personalized services that enable people to stay close to what matters to them. Every day, more than 1.2 billion people connect to one another with a Nokia device - from mobile phones to advanced smartphones and high-performance mobile computers. Today, Nokia is integrating its devices with innovative services through Ovi (www.ovi.com), including music, maps, apps, email and more.  Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, while Nokia Siemens Networks provides equipment, services and solutions for communications networks globally.

About Novarra
Novarra, the Internet Mobility company, provides high performance mobile internet browsers and platforms for operators, handset manufacturers and internet brands to create new services and revenue streams for smartphones, features phones and mobile broadband devices.  The solutions deliver a high quality mobile user experience for services including full rich web browsing, search, widgets, apps, video and advertising. Global, commercial deployments over eight years have proven consumer satisfaction, uptake and increased data service revenues. http://www.novarra.com/

FORWARD-LOOKING STATEMENTS
It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing of the deliveries of our products and services and their combinations; B) our ability to develop, implement and commercialize new technologies, products and services and their combinations; C) expectations regarding market developments and structural changes; D) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services and their combinations; E) expectations and targets regarding our operational priorities and results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the competitiveness and quality of our portfolio of products and services and their combinations; 2) our ability to timely and successfully develop or otherwise acquire the appropriate technologies and commercialize them as new advanced products and services and their combinations, including our ability to attract application developers and content providers to develop applications and provide content for use in our devices; 3) our ability to effectively, timely and profitably adapt our business and operations to the requirements of the converged mobile device market and the services market; 4) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 5) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products and services and their combinations; 6) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 7) our ability to successfully manage costs; 8) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 9) the success, financial condition and performance of our suppliers, collaboration partners and customers; 10) our ability to source sufficient amounts of fully functional components, sub-assemblies, software, applications and content without interruption and at acceptable prices and quality; 11) our success in collaboration arrangements with third parties relating to the development of new technologies, products and services, including applications and content; 12) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services and their combinations; 13) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 14) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services and their combinations; 15) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 16) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 17) any disruption to information technology systems and networks that our operations rely on; 18) our ability to retain, motivate, develop and recruit appropriately skilled employees; 19) unfavorable outcome of litigations; 20) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 21) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 22) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 23) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 24) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”) may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 25) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 11-32 of Nokia’s annual report Form 20-F for the year ended December 31, 2009 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

Nokia
Communications, North America
Tel. +1 972 894 4573
Email: communications.corp@nokia.com

www.nokia.com

Press Release

Beijing, China — April 22, 2010

China Mobile and China Unicom reinforce ties with Nokia Siemens Networks

Sign frame agreements valued at 750 million euros

China’s leading telecom operators, China Mobile Communications Corporation (China Mobile) and China United Network Telecommunications Corporation Limited (China Unicom) have signed frame agreements to continue purchasing GSM, WCDMA and TD-SCDMA mobile network equipment and solutions from Nokia Siemens Networks. The agreements reinforce the vendor’s ties with the two Chinese operators, who signed similar agreements last year as part of the China-Europe Purchasing delegation*.

“We are gratified that two of the world’s fastest growing mobile operators continue to place their faith in us,” said Zhang Zhiqiang, president of the Greater China Region at Nokia Siemens Networks. “Undoubtedly, our well proven capabilities in deploying GSM, WCDMA, TD-SCDMA and LTE networks — and the pioneering steps we have taken in next generation TD-LTE technology — have played a vital role in establishing us as the vendor of choice for these two leading operators.”

Under the scope of the current agreements, China Mobile plans to purchase Nokia Siemens Networks’ GSM and TD-SCDMA network equipment, and its IP Multimedia Subsystem solution.

China Unicom, on the other hand, will source Nokia Siemens Networks’ GSM and WCDMA equipment, as well as its HSPA solution, while continuing to purchase the company’s unique “direct tunnel” packet core technology. Direct tunnel will help the operator cost-effectively keep pace with the rising demand for data traffic.

Nokia Siemens Networks’ industry-leading energy-efficient solutions will allow the operators to reduce network operating costs and lower the power consumption by exploiting more efficient technology. In addition, both operators will receive various network services, including network planning, implementation, maintenance and training services to support the newly constructed 3G networks and ensure the provision of commercial services to consumers.

Building upon its established position as the leading WCDMA vendor for Taiwan, Hong Kong and Macau, and crucial agreements such as the supply of TD-SCDMA to Beijing Mobile, Nokia Siemens Networks is well placed to expand its 3G network footprint in the Greater China region this year.

Furthermore, Nokia Siemens Networks has steadily built up a strong manufacturing, R&D, operations and distribution presence in China. With the company locating three of its nine manufacturing sites in the country, Nokia Siemens Networks has also significantly invested in

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

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R&D activities in China, creating a TD-LTE competence center in Hangzhou, with plans to increase its R&D staff during 2010.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Engage in conversation about Nokia Siemens Networks’ aim to reinvent the connected world at http://unite.nokiasiemensnetworks.com and talk about its news at http://blogs.nokiasiemensnetworks.com Find out if your country is exploiting the full potential of connectivity at http://connectivityscorecard.org

Media Enquiries

Nokia Siemens Networks

Yuhong Chen / Irene Nie

Communications, Greater China Region

Phone: +86 10 84055016/84055013

E-mail: yuhong.chen@nsn.com / irene.nie@nsn.com

Media Relations

Phone: +358 7180 31451

E-mail: mediarelations@nsn.com

Notes to Editor

* As part of the China-Europe Purchasing Delegation, leading operators, China Mobile and China Unicom signed framework agreements with Nokia Siemens Networks (announced February 25, 2009) valued at 7.6 billion RMB (approximately 880 million euros)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2010		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel